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Report of Independent Registered Public Accounting Firm

The Board of Directors Beacon Securities US Limited:

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (the Exemption Report), in which (1) Beacon Securities US Limited (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) ,(the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2023

Beacon Securities US Limited
December 31, 2022

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Beacon Securities US Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1) The Company claimed an exemption from SEC Rule 15c3-3 under provision in paragraph of (k)(2)(ii) throughout the year ended December 31, 2022.

2) The Company met the identified exemption provisions in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ended December 31, 2022 without exception

3) The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

Beacon Securities US Limited

I, _Moshe Afergan_____, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

Title :_CEO_____

Date: March 31, 2023